UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Pacific Drilling S.A.
(Name of Issuer)

Common shares, par value $0.01 per share
(Title of Class of Securities)

L7257P205
(CUSIP Number)

December 17, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. L7257P106	Page 1 of 10

1. Name of Reporting Persons Avenue Capital Management II, L.P.
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 13,649,683
7. Sole Dispositive Power 0
8. Shared Dispositive Power 13,649,683
9. Aggregate Amount Beneficially Owned by Each Reporting Person 13,649,683
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 18.2%(1)(2)
12. Type of Reporting Person IA

(1)	See Disclosure in Item 4 of this Schedule 13G.

(2)
Based upon 75,000,000 Common Shares of Pacific Drilling S.A. (the “Issuer”) outstanding as of December 14, 2018 as reported in the Issuer’s Form F-1 filed with the Securities and Exchange Commission (“SEC”) on December 18, 2018.

13G

CUSIP No. L7257P106	Page 2 of 10

1. Name of Reporting Persons Avenue Capital Management II GenPar, LLC
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 13,649,683
7. Sole Dispositive Power 0
8. Shared Dispositive Power 13,649,683
9. Aggregate Amount Beneficially Owned by Each Reporting Person 13,649,683
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 18.2%(1)(2)
12. Type of Reporting Person IA

(1)	See Disclosure in Item 4 of this Schedule 13G.

(2)	Based upon 75,000,000 Common Shares of the Issuer outstanding as of December 14, 2018 as reported in the Issuer’s Form F-1 filed with the SEC on December 18, 2018.

13G

CUSIP No. L7257P106	Page 3 of 10

1. Name of Reporting Persons Avenue Europe International Management, L.P.
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,052,505
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,052,505
9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,052,505
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 6.7%(1)(2)
12. Type of Reporting Person IA

(1)	See Disclosure in Item 4 of this Schedule 13G.

(2)	Based upon 75,000,000 Common Shares of the Issuer outstanding as of December 14, 2018 as reported in the Issuer’s Form F-1 filed with the SEC on December 18, 2018.

13G

CUSIP No. L7257P106	Page 4 of 10

1. Name of Reporting Persons Avenue Europe International Management GenPar, LLC
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,052,505
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,052,505
9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,052,505
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 6.7%(1)(2)
12. Type of Reporting Person IA

(1)	See Disclosure in Item 4 of this Schedule 13G.

(2)	Based upon 75,000,000 Common Shares of the Issuer outstanding as of December 14, 2018 as reported in the Issuer’s Form F-1 filed with the SEC on December 18, 2018.

13G

CUSIP No. L7257P106	Page 5 of 10

1. Name of Reporting Persons Marc Lasry
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 18,702,188
7. Sole Dispositive Power 0
8. Shared Dispositive Power 18,702,188
9. Aggregate Amount Beneficially Owned by Each Reporting Person 18,702,188
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 24.9%(1)(2)
12. Type of Reporting Person IN

(1)	See Disclosure in Item 4 of this Schedule 13G.

(2)	Based upon 75,000,000 Common Shares of the Issuer outstanding as of December 14, 2018 as reported in the Issuer’s Form F-1 filed with the SEC on December 18, 2018.

CUSIP No. L7257P106

ITEM 1.

(a)	Name of Issuer: Pacific Drilling S.A.

(b)	Address of Issuer’s Principal Executive Offices: 8-10 Avenue de la Gare, L-1610 Luxembourg

ITEM 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC, Avenue Europe International Management, L.P., Avenue Europe International Management GenPar, LLC and Marc Lasry (collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office, or if None, Residence:

The address of the business of each of the Reporting Persons is:

c/o Avenue Capital Management II, L.P.

399 Park Avenue, 6th Floor

New York, NY 10022

(c)	Citizenship: See Item 4 on each cover page hereto.

(d)	Title of Class of Securities: Common shares, par value $0.01 per share (the “Common Shares”)

(e)	CUSIP Number: L7257P106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned: 18,702,188

Items 5 through 9 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

Collectively, the securities reported in this Schedule 13G are held directly by: (i) Avenue Energy Opportunities Fund, L.P., Avenue Energy Opportunities Fund II, L.P., Avenue PPF Opportunities Fund, L.P., Avenue Special Opportunities Fund II, L.P. and Avenue Strategic Opportunities Fund, L.P. (the “US Funds”) and (ii) Avenue ASRS Europe Opportunities Fund, L.P., Avenue Europe Opportunities Master Fund, L.P., Avenue Europe Special Situations Fund III (Euro), L.P., and Avenue Europe Special Situations Fund III (U.S.), L.P. (the “Europe Funds”) and together with the US Funds, the “Funds”).

Avenue Capital Management II, L.P. is the investment manager of the US Funds and may be deemed to have voting and dispositive power over the 13,649,683 Common Shares owned by such entities.  Avenue Europe International Management, L.P. is the investment manager of the Europe Funds and may be deemed to have voting and dispositive power over the 5,052,505 Common Shares owned by such entities.

Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P. Avenue Europe International Management GenPar, LLC is the general partner of Avenue Europe International Management, L.P. Marc Lasry is the managing member of Avenue Capital Management II GenPar, LLC and Avenue Europe International Management GenPar, LLC.

Except for Mr. Lasry, each Reporting Person disclaims beneficial ownership of all Common Shares owned directly by the Funds. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by such Reporting Person that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose (including, without limitation, any tax purposes), and such beneficial ownership is expressly disclaimed.

Mr. Lasry is deemed to be the indirect beneficial owner of the securities reported by the Funds by reason of his ability to direct the vote and/or disposition of such securities, and his pecuniary interest in such shares (within the meaning of Rule 16a-1(a)(2) under the Act) is a fractional interest in such amount.

See also, Item 8.

(a)	Percent of class: 24.9%

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on each cover page hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on each cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on each cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on each cover page hereto.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The information set forth on Item 2 and Item 4 above is incorporated herein by reference.

Certain of the Funds entered into a Governance Agreement dated November 19, 2018 (the “Governance Agreement”) with the Issuer, certain funds affiliated with Strategic Value Partners, LLC (the “SVP Group”) and certain other shareholder parties thereto (the “Other Holders”). Pursuant to the Governance Agreement, the Funds and the SVP Group have agreed with one another (and for avoidance of doubt, not with any of the Other Holders), among other things, to vote their Common Shares to elect members of the Board of the Directors of the Issuer as set forth therein.

Because of the relationship between the Funds and the SVP Group as a result of the Governance Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own 38,026,102 Common Shares of the Issuer (inclusive of the 18,702,188 Common Shares beneficially owned by the Reporting Persons), which represents 50.7% of the total number of outstanding Common Shares of the Issuer (based on a total of 75,000,000 Common Shares outstanding as of December 14, 2018, as reported in the Issuer’s Form F-1 filed with the SEC on December 18, 2018).

The Governance Agreement is filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form F-1, File No. 333-228867, filed with the SEC on December 18, 2018 and is hereby incorporated by reference.  The foregoing summary is qualified in its entirety by the terms thereof.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2
Power of Attorney for Marc Lasry, dated January 28, 2019 (incorporated herein by reference to Exhibit 99.6 to the filing on Schedule 13G relating to beneficial ownership of shares of common stock, par value $0.01 per share, of Ultra Petroleum Corp., filed with the Securities and Exchange Commission on February 1, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2019

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II GenPar, LLC, its general partner

By:	/s/ Andrew K. Schinder as attorney-in-fact
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Andrew K. Schinder as attorney-in-fact
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE EUROPE INTERNATIONAL MANAGEMENT, L.P.

By:	Avenue Europe International Management GenPar, LLC, its general partner

By:	/s/ Andrew K. Schinder as attorney-in-fact
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE EUROPE INTERNATIONAL MANAGEMENT GENPAR, LLC

By:	/s/ Andrew K. Schinder as attorney-in-fact
	Name:	Marc Lasry
	Title:	Managing Member

MARC LASRY

By:	/s/ Andrew K. Schinder as attorney-in-fact